Exhibit 99.1

Nano Dimension’s Preliminary Q3 Revenues: approx. $10 Million;

YTD Total of approx. $31.5 Million, 963% Increase over 2021

Record Backlog - over $9 Million

Waltham, Massachusetts, Oct. 24, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today a preview of its financial results for the third quarter and the nine months ended September 30th, 2022.

On a preliminary basis, Nano Dimension reported unaudited approximated consolidated revenues of $10 million for Q3/2022, which represents a 646% increase over the same period in 2021.

For the nine months period ended September 30th, 2022 revenue was $31.5 million, which represents a 963% increase over the same period in 2021.

The Company also reported a record-high backlog of above $9 million as of September 30th, 2022. Consolidated cash, investment in trading securities and deposits balances as of September 30th, 2022, were approximately $1,188,000,000.

The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the third quarter and nine months ended September 30th, 2022, based on currently available information. The final results may vary from the preliminary estimates.

Nano Dimension will release its full financial results for the third quarter and nine months ended September 30th, 2022, before the Nasdaq market opens on Thursday, December 1st, 2022. Yoav Stern, Chairman and Chief Executive Officer, Yael Sandler, Chief Financial Officer, and Julien Lederman, Head of Corporate Development, will host a conference call on December 1st, 2022, at 9:00 a.m. ET, to discuss the financial results.

We encourage participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10172491/f4dc959048

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

A live, listen-only webcast of the call will be available at the following link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=dJL0SDBd

Those without internet access or unable to pre-register may dial in by calling:
PARTICIPANT DIAL IN (TOLL FREE): 844-695-5517
PARTICIPANT INTERNATIONAL DIAL IN: 1-412-902-6751
ISRAEL TOLL FREE: 1-80-9212373

The webcast will be archived for three months on our investor relations website at https://investors.nano-di.com/investor-relations

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on-demand, anytime, anywhere.

The DragonFly® IV system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PED®s) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider, etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which is all controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its preliminary unaudited financial results for the third quarter ended September 30, 2022 and for the nine months ended September 30, 2022. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

Nano Dimension Investor Relations Contact:

Laine Yonker, Investor Relations, Edison Group | lyonker@edisongroup.com

Nano Dimension Media Relations Contact:

Adam Fray, Director of Marketing | pr@nano-di.com